UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PE 7-31-02

For the month of July, 2002

INNOVA, S. DE R.L. DE C.V.
(Translation of registrant's name into English)

Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOVA, S. DE R.L. de C.V.
(Registrant)

Dated: August 7, 2002

By ______________________
Name: Guillermo Sanchez Padilla
Title: Controller

ffdc02\collebe\238442.1

SKY

FOR IMMEDIATE RELEASE

INNOVA, S. de R.L. de C.V.
Second Quarter of 2002

- Financial results continue to improve in the second quarter of 2002 -
- Net Revenues increased 12% over prior year -
- EBITDA increased 33% and EBITDA margins went from 25% to 30% over prior year -
- Improved quality in our subscriber base -

Mexico, D.F. July 23, 2002.

Innova, S. de R.L. de C.V., the pay-TV market leader in Mexico, providing direct-to-home (DTH) satellite television services under the SKY brand name, announced its unaudited consolidated results for the second quarter ended June 30, 2002. Innova continues to lead the Mexican DTH industry with approximately 74% market share as measured by the number of gross active subscribers as of December 31, 2001.

Operational highlights

- Gross active subscribers increased 2.9% to 695,300 as of June 30, 2002 from 675,600 at the end of the second quarter of last year.
- Sky continued to enhance its programming content and to broadcast exclusive special events.
- Net revenues increased 12.3% to Ps. 919.1 million from Ps. 818.2 million for the same period during the prior year.
- EBITDA for the three months ended June 30, 2002 increased 33.2% to Ps. 273.9 million from Ps. 205.7 million for the same period during the prior year. As a result, EBITDA margin increased 20% from 25% to 30%.
- EBIT for the three months ended June 30, 2002 improved Ps. 42.9 million to Ps. 38.3 million from a loss of Ps. (4.6) million for the same period during the prior year. As a result, EBIT margin substantially increased from minus 1% to a positive 4%.

Growth of the subscriber base

Gross active subscribers increased 0.5% from 692,000 as of December 31, 2001 to approximately 695,300 as of June 30, 2002. The gross active subscriber base as of June 30, 2002 represents a 2.9% increase, or a net gain of approximately 19,700 gross active subscribers, since June 30, 2001.

During the quarter ended June 30, 2002, Innova's gross active subscriber base experienced a net decrease of approximately 6,000 subscriber households as compared to the first quarter of this year, due to fewer subscriber additions resulting from the slowdown of the Mexican economy, the continued negative impact of the new 10% tax on telecommunication services, and the increase in cancellations associated with the repointing of satellite dishes and the lack of soccer World Cup coverage.

Recent Developments

On May 10, 2002, Innova appointed two new executives: Mr. Pablo Vazquez as Chief Executive Officer and Mr. Carlos Ferreiro as Chief Financial Officer.

Programming content

During the second quarter Sky continued to enhance its programming content, including the following offerings:

- "Big Brother", the show produced by Endemol and Televisa, broadcast by Innova on a pay-TV exclusive basis.
- Matches from the Mexican 2002 Summer Soccer Tournament and the "America" soccer team during the "Copa Libertadores" tournament, broadcast by Innova on a DTH exclusive basis.
- Sky weekend concerts, Lord of the Dance musical, US PGA Tour golf tournament and the Tyson vs. Lewis and Barrera vs. Morales fights.
- Special programming content, including marathons of award winning series such as X-files and events offered as part of Innova's 5th Anniversary celebration.

During the second half of the year Innova plans to continue enhancing it's programming with the following:

- "Big Brother VIP", a 28-day reality show being broadcast in July, on a DTH exclusive basis, 24 hours live. Its format is similar to the previous "Big Brother" show, but participants are eleven well-known artists.
- "Operacion Triunfo", a reality show lasting approximately 90-days to be broadcast on a DTH exclusive basis, 24 hours live. During the program, 16 participants are taught how to sing, dance and act. The goal is to discover new talent and launch new artists.
- Soccer matches of the "America" team during the finals of the "Copa Libertadores" tournament, broadcast on a DTH exclusive basis.

- The DTH-exclusive broadcast of certain soccer matches of the Mexican 2002 Winter Soccer Tournament involving teams for which Televisa and TV Azteca have the exclusive over-the-air transmission rights.
- The broadcast of bullfights.

Price and promotions

Innova's current installation fee is Ps. 1,298. However, subscribers who agree to pay the monthly programming fee via direct debit to a credit card, pay Ps. 199.

We continue to improve our subscriber base quality, enhancing new and current subscribers to pay their monthly programming services through direct debit to a credit card.

Financial review

Net revenues of Ps. 919.1 million for the second quarter and Ps. 1,794.7 million for the six months ended June 30, 2002, increased by Ps. 100.9 million or 12.3% and Ps. 235.1 million or 15.1% respectively, as compared to the same periods of the prior year. This increase was primarily due to the positive effect of an increase in prices for Innova's services and Innova's campaigns to improve the quality of the active subscriber base and rate of collections.

Cost of services and sales decreased by Ps. 23.3 million or 8.0% and Ps. 102.4 million or 16.2% to Ps. 271.5 million and Ps. 531.5 million for the second quarter and six months ended June 30, 2002 as compared to same periods of prior year. This decrease was due primarily to lower subscriber acquisition costs as a result of fewer new additions along with other cost reductions.

From the Company's inception through December 31, 2001, we classified certain expenses directly related to operations such as the costs of the call center and personnel who repair and refurbish IRDs' under selling and administration expenses. As of January 1, 2002, we began classifying all these expenses under "Operations" along with the expenses previously classified under "Other Operating Expenses", including the costs of repairs, refurbishment of IRD's and maintenance. As a result of this new classification, the selling and administrative expenses reflect only expenses related to those functions. In order to make comparable the figures of 2002 with the same periods from the prior year, we classified the expenses for the year 2001 in the same manner. There is no impact in the "Total Expenses" as a result of this new classification of expenses.

Total expenses of Ps. 373.7 million for the second quarter and Ps. 733.9 million for the six months ended June 30, 2002, increased by Ps. 56.0 million or 17.6% and Ps. 105.5 million or 16.8%, as compared to the same periods of 2001, mainly due to higher marketing expenses and free special events offered to subscribers, as described in the "Programming content" section.

EBITDA of Ps. 273.9 million and Ps. 529.4 million for the second quarter and six months ended June 30, 2002, respectively, improved by Ps. 68.2 million or 33.2% and Ps. 232.0 million or 78.0%, as compared to the same periods of 2001 due to higher revenues and lower cost of services and sales, which were partially offset by higher operating expenses, as explained above. EBITDA margin increased 20% from 25% in the second quarter of 2001 to 30% in the second quarter of 2002.

EBIT improved by Ps. 42.9 million and Ps. 202.8 million to Ps. 38.3 million and Ps. 56.3 million in the second quarter and six months ended June 30, 2002 respectively, from a loss of Ps. (4.6) million and Ps. (146.5) million for the same periods of 2001. As a result, EBIT margin substantially increased from minus 1% for the second quarter of 2001 to a positive 4% for the second quarter of 2002.

So far in 2002, EBIT continues to improve. During the second quarter it increased 113% as compared to the first quarter of 2002, going from Ps. 18.0 million to Ps. 38.3 million.

Innova reported a net loss of Ps. 1,033.6 million and Ps. 1,059.5 million for the second quarter and six months ended June 30, 2002, respectively. The net loss is primarily due to the foreign exchange loss by the depreciation of the Mexican peso of approximately 10% in this quarter as compared to the prior quarter.

For comparison purposes, all figures have been restated to constant Mexican pesos with purchasing power as of June 30, 2002.

Financial Highlights
Second quarters and six months ended June 30, 2001 and 2002
Million of Mexican Pesos of purchasing power as of June 30, 2002

	Second Quarters					
	2001	% Margin	**2002**	% Margin	**Var**	**%**
Net Revenues	818	*100*	919	*100*	101	*12*
Cost of Sales	294	36	271	29	(23)	*(8)*
Gross Profit	524	*64*	648	*71*	124	*24*
Selling	174	*21*	214	*23*	40	*23*
Operations	107	*13*	131	*14*	24	*22*
Administrative	37	*5*	29	*3*	(8)	*(22)*
Total Expenses	318	*39*	374	*41*	56	*18*
EBITDA	206	*25*	274	*30*	68	*33*
EBIT	(5)	*(1)*	38	*4*	43	*n/a*

	January - June Semesters					
	2001	% Margin	**2002**	% Margin	**Var**	**%**
Net Revenues	1,560	*100*	1,795	*100*	235	*15*
Cost of Sales	634	*41*	532	*30*	(102)	*(16)*
Gross Profit	926	*59*	1,263	*70*	337	*36*
Selling	359	*23*	441	*25*	82	*23*
Operations	200	*13*	237	*13*	37	*19*
Administrative	69	*4*	56	*3*	(13)	*(19)*
Total Expenses	628	*40*	734	*41*	106	*17*
EBITDA	298	*19*	529	*29*	231	*78*
EBIT	(147)	*(9)*	56	*3*	203	*138*

Funding from Shareholders

Innova did not require additional funding from its shareholders during the second quarter of 2002 due to strong cash flow from collections and the current balance of cash resources available.

From the Company's inception through June 30, 2002, Innova's shareholders have contributed an aggregate of US$458.9 million to Innova, including US$149.0 million as equity and US$309.9 million in long-term loans. The shareholders loans accrue interest at a fixed rate of 9% per annum (plus any applicable withholding taxes) and mature 10 years from the date on which the funds were received.

Unaudited financial information as of June 30, 2002 is attached. Financial information has been restated to constant Mexican pesos of purchasing power as of June 30, 2002 as required by Bulletin B-10 of Mexican GAAP.

Innova, S. de R.L. de C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation, The News Corporation Limited, a South Australia corporation, and Liberty Media International Inc., a Delaware corporation (formerly known as Tele-Communications International, Inc.).

Televisa is the leading television broadcaster in Mexico that produces and owns the largest library of Spanish-language television programming in the world. News Corporation is a diversified international communications company with operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basin that include the production of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of on-line programming. Liberty Media International owns and operates broadband cable television and telephony distribution networks and is a provider of diversified programming services in Europe, Latin America and Asia.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Carlos Ferreiro
Chief Financial Officer
Innova, S. de R.L. de C.V.
Insurgentes Sur No.694
Col. del Valle
03100 Mexico, DF
(5255) 5448-4131
cferreiro@sky.com.mx

INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS (Unaudited)

For the second quarter and the six months ended June 30, 2002

Statements prepared under Mexican GAAP

(Thousands of Mexican Pesos in purchasing power as of June 30, 2002)

	2nd. Qtr.	YTD
Net revenues	Ps. 919,095	Ps. 1,794,745
Cost of services and sales	271,457	531,503
Gross profit	647,638	1,263,242
Operating expenses:		
Selling	214,316	440,764
Operations	130,851	237,302
Administrative	28,558	55,795
	373,725	733,861
EBITDA	273,913	529,381
Depreciation and amortization	235,583	473,060
EBIT	38,330	56,321
Integral cost of financing:		
Interest expense	240,221	458,991
Financial expenses	61,346	109,288
Interest income	(2,420)	(4,445)
Foreign exchange loss - net	832,863	692,483
Gain from monetary position	(88,868)	(192,513)
	1,043,142	1,063,804
Other expenses- net	6,364	2,767
Special Items	1,984	17,258
Loss before tax	(1,013,160)	(1,027,508)
Income and assets taxes	20,414	32,031
Net loss	Ps. (1,033,574)	Ps. (1,059,539)

INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2002 (Unaudited)
Statement prepared under Mexican GAAP
(Thousands of Mexican Pesos in purchasing power as of June 30, 2002)

ASSETS		
Cash and cash equivalents	Ps.	274,493
Trade accounts receivable		175,488
Value added tax credit		20,271
Inventories		7,723
Prepaid expenses and other		87,983
Total current assets		**565,958**
Property and equipment - net		**1,686,767**
Pas - 9 Satellite - net		**1,219,104**
Other non-current assets - net		**147,622**
TOTAL ASSETS	Ps.	**3,619,451**
LIABILITIES		
Trade accounts payable and accruals	Ps.	396,139
PanAmSat Pas-9		47,903
Due to affiliated companies and other related parties		261,421
Accrued interest		120,160
Accrued taxes		130,053
Deferred income - Pre-billed and pre-collected services		108,491
Total current liabilities		**1,064,167**
Senior Exchange Notes due 2007		3,733,125
Long-term loans from Stockholders		3,085,044
Long-term interest on Stockholders loans		498,364
Seniority premiums		722
PanAmSat Pas-9		1,323,945
Total non-current liabilities		**8,641,200**
TOTAL LIABILITIES		**9,705,367**
STOCKHOLDERS' DEFICIT		
Capital stock		1,857,874
Accumulated loss		(6,816,029)
Loss for the six-month period		(1,059,539)
Excess from restatement - Inflationary effects on Balance Sheet		(68,222)
Total Stockholders' deficit		**(6,085,916)**
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	Ps.	**3,619,451**